UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

BIOLASE TECHNOLOGY, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
090911108
(CUSIP Number)
Federico Pignatelli
Pier 59 Studios
Pier 59
Chelsea Pier
New York, NY 10011
(917) 960-3200

Copies to:
Bruce D. Meyer
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
(213) 229-7979
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer.
Item 4. Purpose of Transaction.
Item 7. Material to Be Filed as Exhibits.
SIGNATURE

CUSIP No.	090911108

1.	NAMES OF REPORTING PERSONS Federico Pignatelli

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐ N/A

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		1,345,250

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,345,250

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,345,250

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%[1]

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Based upon 24,388,778 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2010.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on May 17, 2010, as amended by Amendment No. 1 filed on June 8, 2010 (as amended and supplemented, the “Schedule 13D”), by the Reporting Person relating to the common stock, par value $0.001 per share (“Common Stock”) of Biolase Technology, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.
Item 1. Security and Issuer.
Item 1 is hereby amended and restated as follows:
     This Amendment, which relates to the Reporting Person’s beneficial ownership of the Issuer’s Common Stock, is being filed to supplement the disclosure in Item 4 and amend and restate Item 7 of the Schedule 13D. The principal executive offices of the Issuer are located at 4 Cromwell, Irvine, California 92618.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:
     On June 10, 2010, the Reporting Person received a letter (the “Response Letter”) from a special committee of the Board of Directors (the “Special Committee”) of the Issuer contesting his authority to call a special meeting of stockholders of the Issuer on August 6, 2010 and terminating him as President of the Issuer, effective immediately. The Reporting Person takes strong exception to the Special Committee’s grounds for contesting his authority to call this special meeting of stockholders and resulting termination as President of the Issuer. Contrary to the Special Committee’s assertion, (1) the Reporting Person did not need authorization from the Board of Directors to call this meeting and (2) his actions were authorized by the Issuer’s governing documents. Section 2.3(a) of the Issuer’s Bylaws provides that: “Special meetings of stockholders for any purposes, unless otherwise prescribed by the General Corporation Law of the State of Delaware, the Certificate of Incorporation or these Bylaws, may be called by the Board, the Chairman, the Chief Executive Officer (“CEO”) or the President” (emphasis added). The Bylaws further provide the President with the authority to set the place, date and time of the special meeting. Thus, in his capacity as President of the Issuer, the Reporting Person had the unequivocal right to call this special stockholder meeting. The Reporting Person intends to initiate litigation and otherwise pursue his rights to call and hold this special meeting of the Issuer’s stockholders. The Reporting Person also intends to challenge the Special Committee’s decision to remove him as President and the appointment of David Mulder as Chairman of the Board of Directors. Additionally, the Reporting Person takes exception to the Special Committee’s characterization of his call for the special stockholder meeting as a “hostile takeover.” The Reporting Person was the only director who received approximately 96% of the votes cast for the election of directors at the 2010 Annual Meeting of Stockholders. All other directors, but the Reporting Person, barely received a majority, receiving only approximately 53% of the votes cast. The Reporting Person views the recent actions by the Special Committee as further evidence of the current directors' attempts (other than him) to entrench themselves and intends to pursue his rights as a stockholder of the Issuer to effect a change in the composition of the Board of Directors of the Issuer.
     The Response Letter is incorporated herein by reference as Exhibit 2.
Item 7. Material to Be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
Exhibit 1	—	Letter to Secretary of Biolase Technology, Inc., dated June 7, 2010 (filed as Exhibit 1 to Amendment No. 1 to Schedule 13D, filed on June 8, 2010).

Exhibit 2	—	Response Letter from Special Committee of Board of Directors of Biolase Technology, Inc. to Federico Pignatelli, dated June 10, 2010 (filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed on June 11, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Federico Pignatelli	June 11, 2010
Federico Pignatelli